Exhibit 21.1

PROS Holdings, Inc.
List of Subsidiaries as of December 31, 2014

Name of Entity    State/Country of Incorporation/Organization
Cameleon Software SA    France
Cameleon Software USA, Inc.    Illinois
PROS Canada Operations, Ltd.    Canada
PROS Europe Limited    England and Wales
PROS Germany GmbH    Germany
PROS, Inc.    Delaware
PROS International Technology Limited    Ireland
SignalDemand, Inc.    Delaware